# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenidge Generation Holdings Inc., CIK 0001844971
CUSIP: 39531G100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 07/06/2026
Filed by CIK 0001880358
Persons authorized to receive notices and communications: Michael O'Donnell, Esq., Atlas FRM LLC, 100 Northfield Street, Greenwich, Connecticut (CT), 06830, (203) 622-9138; Steven A. Seidman, Esq., Willkie Farrr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Mark A. Cognetti, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Laura H. Acker, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000

## Reporting persons
- Atlas Capital Resources (A9) LP (CIK 0001880358): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,913,565; sole dispositive power 0; shared dispositive power 2,913,565; aggregate amount beneficially owned 2,913,565 (16.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 1,920,265 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 993,300 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources (A9-Parallel) LP (CIK 0001880372): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,046,176; sole dispositive power 0; shared dispositive power 1,046,176; aggregate amount beneficially owned 1,046,176 (5.8% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 689,512 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 356,664 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources (P) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 106,592; sole dispositive power 0; shared dispositive power 106,592; aggregate amount beneficially owned 106,592 (0.6% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 70,253 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 36,339 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- GGH Bridge Investment LP (CIK 0001963983): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 119,048; sole dispositive power 0; shared dispositive power 119,048; aggregate amount beneficially owned 119,048 (0.7% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital GP LP (CIK 0001882313): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,381; sole dispositive power 0; shared dispositive power 4,185,381; aggregate amount beneficially owned 4,185,381 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Atlas Capital Resources GP LLC (CIK 0001882294): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,381; sole dispositive power 0; shared dispositive power 4,185,381; aggregate amount beneficially owned 4,185,381 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Andrew M. Bursky (CIK 0000905112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,381; sole dispositive power 0; shared dispositive power 4,185,381; aggregate amount beneficially owned 4,185,381 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.
- Timothy J. Fazio (CIK 0001394403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,185,381; sole dispositive power 0; shared dispositive power 4,185,381; aggregate amount beneficially owned 4,185,381 (23.1% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Represents 2,680,030 shares of the Issuer's Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer's Class A Common Stock, and 1,505,351 shares of the Issuer's Class A Common Stock.
  
  (3) Based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026 according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assuming conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Greenidge Generation Holdings Inc.
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Comment: This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D filed on January 31, 2023 (the "Original Schedule 13D" and, as amended, the "Schedule 13D"), as supplemented by that Amendment No. 1, filed on January 24, 2025, as supplemented by that Amendment No. 2, filed on July 7, 2025, as supplemented by that Amendment No. 3, filed on January 12, 2026, and relates to Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Greenidge Generation Holdings Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York 14534. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D (other than the last paragraph thereof) is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed jointly by:
(i) Atlas Capital Resources (A9) LP, a Delaware limited partnership ("ACR9"), the direct beneficial owner of 993,300 shares of Class A Common Stock of the Issuer, and 1,920,265 shares of Class B Common Stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer;
(ii) Atlas Capital Resources (A9-Parallel) LP, a Delaware limited partnership ("ACR Parallel"), the direct beneficial owner of 356,664 shares of Class A Common Stock of the Issuer and 689,512 shares of Class B Common Stock of the Issuer;
(iii) Atlas Capital Resources (P) LP, a Delaware limited partnership ("ACR P"), the direct beneficial owner of 36,339 shares of Class A Common Stock of the Issuer and 70,253 shares of Class B Common Stock of the Issuer;
(iv) GGH Bridge Investment LP, a Delaware limited partnership ("GGH LP"), the direct beneficial owner of 119,048 shares of Class A Common Stock of the Issuer;
(v) Atlas Capital GP LP, a Delaware limited partnership ("ACR GPLP"), the general partner of ACR9, ACR Parallel, ACR P and GGH LP;
(vi) Atlas Capital Resources GP LLC, a Delaware limited liability company ("ACR GP"), the general partner of ACR GPLP;
(vii) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a Managing Partner of ACR GP, each of whom may be deemed to control ACR GP, ACR GPLP, ACR9, ACR Parallel, ACR P, and GGH LP.

Each of Messrs. Bursky and Fazio, together with ACR GP, ACR GPLP, ACR9, ACR Parallel, ACR P and GGH LP are sometimes collectively referred to herein as the "Reporting Persons" and each individually as a "Reporting Person."

Each Reporting Person expressly disclaims beneficial ownership with respect to any Class A Common Stock and Class B Common Stock of the Issuer, other than the Class A Common Stock or the Class B Common Stock of the Issuer, as applicable, owned directly by such Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Pursuant to the Equity Interest Payment Agreement (the "Payment Agreement"), dated as of January 24, 2025, by and between the Issuer and certain of the Reporting Persons (collectively, "Atlas"), (i) on April 8, 2025, the Issuer made an interest payment to Atlas in an amount equal to $119,205 in the form of 90,954 shares of Class A Common Stock, (ii) on July 2, 2025, the Issuer made an interest payment to Atlas in an amount equal to $162,322 in the form of 131,937 shares of Class A Common Stock, (iii) on October 9, 2025, the Issuer made an interest payment to Atlas in an amount equal to $166,164 in the form of 102,286 shares of Class A Common Stock, (iv) on January 8, 2026, the Issuer made an interest payment to Atlas in an amount equal to $163,598 in the form of 79,320 shares of Class A Common Stock, (v) on April 9, 2026, the Issuer made an interest payment to Atlas in an amount equal to $160,041 in the form of 114,865 shares of Class A Common Stock and (vi) on July 6, 2026, the Issuer made an interest payment to Atlas in an amount equal to $161,820 in the form of 114,199 shares of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Class A Common Stock outstanding contained herein are based on 15,286,349 shares of Class A Common Stock outstanding as of June 30, 2026, according to information provided by the Issuer, the 114,199 shares of Class A Common Stock issued by the Issuer to the Reporting Persons on July 6, 2026, and assume conversion of all of the 2,680,030 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 4,185,381 shares of Class A Common Stock (assuming the conversion of all of the 2,680,030 Shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate), representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock (assuming conversion of all of the 2,680,030 Shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate).

(i) ACR9 has shared voting and dispositive power over 1,920,265 shares of Class B Common Stock and 993,300 shares of Class A Common Stock, representing approximately 16.1% of the outstanding shares of Class A Common Stock on an as-converted basis;
(ii) ACR Parallel has shared voting and dispositive power over 689,512 shares of Class B Common Stock and 356,664 shares of Class A Common Stock, representing approximately 5.8% of the outstanding shares of Class A Common Stock on an as-converted basis;
(iii) ACR P has shared voting and dispositive power over 70,253 shares of Class B Common Stock and 36,339 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock on as as-converted basis;
(iv) GGH LP has shared voting and dispositive power of 119,048 shares of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock;
(v) ACR GPLP, by virtue of its status as the general partner of each of ACR9, ACR Parallel, ACR P and GGH LP, has shared voting and dispositive power of 1,505,351 shares of Class A Common Stock and 2,680,030 shares of Class B Common Stock, representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock on an as-converted basis;
(vi) ACR GP, by virtue of its status as the general partner of ACR GPLP, has shared voting and dispositive power of 1,505,351 shares of Class A Common Stock and 2,680,030 shares of Class B Common Stock, representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock on an as-converted basis;
(vii) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 1,505,351 shares of Class A Common Stock and 2,680,030 shares of Class B Common Stock, representing in the aggregate approximately 23.1% of the outstanding shares of Class A Common Stock on an as-converted basis.
Number of shares as to which each person has sole or shared power to vote or dispose: See above for (a) and (b).
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transaction with respect to the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Atlas Capital Resources (A9) LP: By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP, LLC, its general partner, By: /s/ Timothy J. Fazio, Managing Partner (07/08/2026)
- Atlas Capital Resources (A9-Parallel) LP: By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner, By: /s/ Timothy J. Fazio, Managing Partner (07/08/2026)
- Atlas Capital Resources (P) LP: By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner, By: /s/ Timothy J. Fazio, Managing Partner (07/08/2026)
- GGH Bridge Investment LP: By: Atlas Capital GP LP, its general partner By: Atlas Capital Resrouces GP LLC, its general partner, By: /s/ Timothy J. Fazio, Managing Partner (07/08/2026)
- Atlas Capital GP LP: By: Atlas Capital Resources GP LLC, its general partner, By: /s/ Timothy J. Fazio, Managing Partner (07/08/2026)
- Atlas Capital Resources GP LLC: By: /s/ Timothy J. Fazio, Managing Partner (07/08/2026)
- Andrew M. Bursky: /s/ Andrew M. Bursky, Andrew M. Bursky (07/08/2026)
- Timothy J. Fazio: /s/ Timothy J. Fazio, Timothy J. Fazio (07/08/2026)